Exhibit 99.2

UNITED UTILITIES PLC

16 OCTOBER 2006

We received a notification today from Barclays PLC notifying of its interest as at 11 October 2006, through the registered holders listed below, in 26,395,371 ordinary shares in United Utilities PLC amounting to 3.01 per cent of the issued share capital.

BANK OF IRELAND	426353	464,659
BANK OF NEW YORK		61,991
BARCLAYS CAPITAL NOMINEES LIMITED		2,212,757
BARCLAYS CAPITAL NOMINEES LIMITED		289,884
BARCLAYS TRUST CO AS EXEC/ADM	C 000000000000000000	2,185
Barclays Capital Securities Ltd		1,200,000
Barclays Capital Securities Ltd		854,800
Barclays Capital Securities Ltd		850,000
Barclays Global Investors Canada		65,775
Barclays Trust Co & Others		9,428
Barclays Trust Co DMC69	C 000000000000000000	7,000
Barclays Trust Co E99	C 000000000000000000	1,150
Barclays Trust Co NOMS & DYE		700
Barclays Trust Co R69	C 000000000000000000	39,544
CHASE NOMINEES LTD	16376	441,312
CHASE NOMINEES LTD	28270	291,632
Clydesdale Nominees HGBO125	00063921301	1,450
Clydesdale Nominees HGBO125	00069447801	80,000
Clydesdale Nominees HGBO125	00100271101	3,000
Clydesdale Nominees HGBO125	02500054901	2,950
Gerrard Nominees Limited	633484	2,644
Gerrard Nominees Limited	660758	5,000
Greig Middleton Nominees Limited	(GM 1)	225,549
INVESTORS BANK AND TRUST CO		2,951,451
INVESTORS BANK AND TRUST CO.		5,537,127
JP MORGAN (BGI CUSTODY)	16331	210,818
JP MORGAN (BGI CUSTODY)	16338	52,325
JP MORGAN (BGI CUSTODY)	16341	477,183
JP MORGAN (BGI CUSTODY)	16342	116,079
JP MORGAN (BGI CUSTODY)	16400	6,581,022
JP MORGAN (BGI CUSTODY)	17011	14,787
JP MORGAN (BGI CUSTODY)	18409	811,564
JPMORGAN CHASE BANK		76,447
JPMORGAN CHASE BANK		28,804
JPMorgan Chase Bank		61,837
JPMorgan Chase Bank		991,551
Mellon Trust – US CUSTODIAN		35,683

Mitsui Asset		15,345
R C Greig Nominees Limited		562,413
R C Greig Nominees Limited	GP1	91,754
R C Greig Nominees Limited	SA1	45,548
R C Greig Nominees Limited	SA1 355918	1,742
R C Greig Nominees Limited	A/c AK1	121,582
R C Greig Nominees Limited	A/c BL1	35,408
R C Greig Nominees Limited	A/c CM1	19,300
Reflex Nominees Limited		1,585
STATE STREET BANK AND TRUST CO		17,624
STATE STREET BOSTON		413,760
Trust & Custody Services Bank		9,222
TOTAL		26,395,371

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.